Offer to Purchase

EXHIBIT B

OFFER TO PURCHASE

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

One Tower Bridge

100 Front Street, Suite 1100

West Conshohocken, Pennsylvania 19428-2881

OFFER TO PURCHASE INTERESTS

DATED OCTOBER 16, 2006

LETTERS OF TRANSMITTAL MUST BE

RECEIVED BY MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP

BY THURSDAY, NOVEMBER 16, 2006.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK TIME, ON THURSDAY, NOVEMBER 30, 2006,

UNLESS THE OFFER IS EXTENDED

To the Limited Partners of

Morgan Stanley Institutional Fund of Hedge Funds LP:

Morgan Stanley Institutional Fund of Hedge Funds LP, a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the “Partnership”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Interests or portions of Interests up to 25% of the net assets of the Partnership pursuant to tenders by limited partners of the Partnership (“Limited Partners”) at a price equal to their net asset value as of December 31, 2006. (As used in this Offer, the term “Interest” or “Interests,” as the context requires, will refer to the limited partnership interests in the Partnership representing beneficial interests in the Partnership.) Limited Partners that desire to tender an Interest, or a portion of an Interest, for purchase must do so by 12:00 midnight, New York time on Thursday, November 16, 2006 (the “Initial Notice Date”), subject to any extension of the Offer. The later of the Initial Notice Date or the latest time and date that the Partnership designates as the deadline for Limited Partners to tender an Interest, or a portion of an Interest, for purchase is called the “Notice Date.” Limited Partners have the right to change their minds and withdraw any tenders of their Interests until 12:00 midnight, New York time, on November 30, 2006 (the “Initial Expiration Date”), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer remains revocable is called the “Expiration Date.” If the Partnership elects to extend the tender period, for the purpose of determining the value of the Interests tendered for purchase, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the Expiration Date occurs. This Offer is being made to all Limited Partners and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership dated as of November 1, 2004 (as it may be amended, modified or otherwise supplemented from time to time, the “Partnership Agreement”).

Limited Partners should realize that the value of the Interests tendered in this Offer likely will change between August 31, 2006 (the last time net asset value was calculated) and December 31, 2006, when the value of the Interests tendered to the Partnership for purchase will be determined. Limited Partners tendering their Interest should also note that they will remain Limited Partners in the Partnership, with respect to the Interest tendered and accepted for purchase by the Partnership, through December 31, 2006, the valuation date of the Offer when the net asset value of their Interest is calculated. Any tendering Limited Partners that wish to obtain the estimated net asset value of their Interests should contact Morgan Stanley AIP GP LP, the Partnership’s adviser (the “Adviser”), at (610) 260-7600 or at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, PA 19428-2881, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time).

Limited Partners desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Partnership in the manner set out below.

Important

None of the Partnership, its General Partner, its Adviser and its Board of Directors makes any recommendation to any Limited Partner as to whether to tender or refrain from tendering Interests. Limited Partners must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

Because each Limited Partner’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Partnership as to whether Limited Partners should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Partnership.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to Morgan Stanley Alternative Investment Partners LP.

Morgan Stanley Alternative Investment Partners LP

One Tower Bridge

100 Front Street, Suite 1100

West Conshohocken, PA 19428-2881

Attention: Robin Coroniti

Phone: (610) 260-7600

Fax: (212) 507-8307

TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	5

2.	BACKGROUND AND PURPOSE OF THE OFFER	7

3.	OFFER TO PURCHASE AND PRICE	9

4.	AMOUNT OF TENDER	9

5.	PROCEDURE FOR TENDERS	10

6.	WITHDRAWAL RIGHTS	11

7.	PURCHASES AND PAYMENT	11

8.	CERTAIN CONDITIONS OF THE OFFER	12

9.	CERTAIN INFORMATION ABOUT THE PARTNERSHIP	13

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	14

11.	MISCELLANEOUS	14

1. SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Partnership (referred to as “we” or the “Partnership” in this Summary Term Sheet) is offering to purchase Interests in an amount up to 25% of the net assets of the Partnership. We will purchase your Interests at their net asset value (that is, the value of the Partnership’s assets minus its liabilities, multiplied by the proportionate interest in the Partnership you desire to redeem) calculated as of the Valuation Date (as defined below). If you desire to tender an Interest, or a portion of an Interest, for purchase, you must do so by 12:00 midnight, New York time, on Thursday, November 16, 2006 (or if the Offer is extended, by any later Notice Date). You have the right to change your mind and withdraw any tenders of your Interest until 12:00 midnight New York time, on November 30, 2006 (or if the Offer is extended, until any later Expiration Date). The net asset value of Interests will be calculated for this purpose as of December 31, 2006 or, if the Offer is extended, on the last business day of the month following the month in which the Expiration Date occurs (the “Valuation Date”).

•	The Partnership reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Partnership will review the net asset value calculation of the Interests during the Partnership’s audit for its fiscal year ending December 31, 2006, which the Partnership expects will be completed no later than 60 days after December 31, 2006 and that net asset value will be used to determine the final amount paid for tendered Interests.

•	You may tender your entire Interest, or a portion of your Interest (defined as a specific dollar value) up to an amount such that you maintain the minimum required capital account balance of $25,000,000 after the purchase of Interests ($250,000 in the case of any Limited Partner who was admitted to the Partnership prior to March 1, 2005). If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Partnership Agreement) determined as of December 31, 2006 (or if the Offer is extended, the net asset value determined on the Valuation Date).

•	The Note will be mailed to you and will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Interest (the “Initial Payment”), which will be paid to you no later than 30 days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after we have received at least 90% of the aggregate amount withdrawn from such investment funds.

•	The Note will also entitle you to a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Partnership’s financial statements) over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Partnership’s next annual audit or the determination by the General Partner (as defined below) of any relevant withholding tax amounts for the year, whichever is later. See Section 7.

•	If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to at least $25,000,000. In addition to those circumstances described in Section 8 in which the Partnership is not required to accept tendered Interests, we reserve the right to purchase less than the amount you tender or your entire interest if the purchase would cause your capital account to have less than the required minimum balance of $25,000,000. The figures in the foregoing sentences shall be $250,000 with respect to the capital account balance of a Limited Partner who was admitted to the Partnership prior to March 1, 2005. See Section 4.

•	If we accept the tender of your entire Interest or a portion of your Interest, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the investment funds in which we invest, the proceeds of the sale of portfolio securities held by the Partnership, or borrowings. See Section 7.

•	Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Interests. If you desire to tender an Interest, or a portion of an Interest, for purchase, you must do so by 12:00 midnight, New York time, on November 16, 2006 (or if the Offer is extended, by any later Notice Date). You have the right to change your mind and withdraw any tenders of your Interest until 12:00 midnight New York time, on November 30, 2006 (or if the Offer is extended, until any later Expiration Date). Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Partnership has not yet accepted your tender of an Interest (or portion of an Interest) on or prior to December 12, 2006 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such date. See Section 6.

•	If you would like us to purchase your entire Interest or a portion of your Interest, you should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to Morgan Stanley Alternative Investment Partners LP (referred to herein as “Morgan Stanley AIP” or the “General Partner”) at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, PA 19428-2881, Attention: Robin Coroniti; or (ii) fax it to Morgan Stanley AIP at (212) 507-8307, so that it is received before 12:00 midnight, New York time, on Thursday, November 16, 2006. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO MORGAN STANLEY AIP PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON THURSDAY, NOVEMBER 16, 2006). See Section 5. The value of your Interests may change between August 31, 2006 (the last time net asset value was calculated) and December 31, 2006 when the value of the Interests being purchased will be determined. See Section 3.

•	As of August 31, 2006, the net asset value of the Partnership was $2,440,586,411. If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Adviser at (610) 260-7600 or at the address listed on the cover page to this Offer, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time). See Section 3.

2. BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide liquidity to the Limited Partners that hold Interests in the Partnership, as contemplated by and in accordance with the procedures set out in the Partnership’s confidential Private Placement Memorandum dated February 25, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the “Private Placement Memorandum”), and the Partnership Agreement. The Private Placement Memorandum and the Partnership Agreement, which were provided to each Limited Partner in advance of subscribing for Interests, provide that the Partnership’s board of directors (“Board of Directors”) has the discretion to determine whether the Partnership will purchase Interests from time to time from Limited Partners pursuant to written tenders. The Private Placement Memorandum also states that Morgan Stanley AIP, the general partner of the Partnership, and the Adviser expect that they will recommend to the Board of Directors that the Partnership purchase Interests from Limited Partners quarterly each year, on each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the immediately preceding business day). The Partnership previously offered to purchase Interests from Limited Partners pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Interests or portions of Interests tendered in those offers and the aggregate amounts of tendered Interests or portions of Interests accepted by the Partnership for purchase.

Effective Date of Offer	Amount Tendered		Amount Accepted
June 30, 2003	$0		$0
September 30, 2003	$200,000		$200,000
December 31, 2003	$2,475,575		$2,475,575
April 30, 2004*	$4,589,417		$4,589,417
June 30, 2004	$270,000		$270,000
September 30, 2004	$10,615,000		$10,615,000
December 31, 2004	$3,856,712		$3,856,712
March 31, 2005	$18,724,630		$18,724,630
June 30, 2005	$6,701,651		$6,701,651
September 30, 2005	$3,232,799		$3,232,799
December 31, 2005	$44,067,655		$44,067,655
March 31, 2006	$1,747,328		$1,747,328
June 30, 2006	$4,282,399		$4,282,399
September 30, 2006	$35,377,592	**	$35,377,592	**

*	The Partnership’s purchase of Interests from Limited Partners was originally scheduled for March 31, 2004, but was postponed to April 30, 2004.
**	This amount is an estimate. The net asset value as of September 30, 2006 of the Interests and portions thereof tendered pursuant to the offer is not yet available.

Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the General Partner, the Board of Directors has determined to cause the Partnership to make this Offer, after consideration of various matters, including but not limited to those set out in the Private Placement Memorandum and the Partnership Agreement and the recommendations of the General Partner and the Adviser. The General Partner and the Adviser intend to recommend to the Board of Directors that the Partnership offer to purchase Interests, or portions of them, on a quarterly basis each year, but the Board of Directors may determine not to accept such recommendations from time to time.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners that do not tender Interests. Limited Partners that retain their Interests may be subject to increased risks due to the reduction in the Partnership’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership’s investment program. A reduction in the aggregate assets of the Partnership may result in Limited Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Limited Partners from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Partnership to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Partnership in connection with the Offer will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Partnership currently expects that it will accept subscriptions for Interests as of the first business day of each calendar quarter, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

The tender of an Interest (or portion of an Interest) by a Limited Partner will not affect the record ownership of such Limited Partner for purposes of voting or entitlement to any distributions payable by the Partnership unless and until such Interest is purchased. You should also realize that although the Offer expires on November 30, 2006 (and that if you desire to tender an Interest, or a portion of an Interest, for purchase, you must do so by November 16, 2006), you remain a Limited Partner of the Partnership with respect to the Interest you tendered that is accepted for purchase by the Partnership through December 31, 2006, when the net asset value of your Interest is calculated.

3. OFFER TO PURCHASE AND PRICE.

The Partnership will, on the terms and subject to the conditions of the Offer, purchase an amount of Interests up to 25% of the Partnership’s net assets that are tendered by Limited Partners by 12:00 midnight, New York time, on Thursday, November 16, 2006 (or if the Offer is extended, by any later Notice Date), and not withdrawn (as provided in Section 6 below) prior to 12:00 midnight, New York time, on Thursday, November 30, 2006 (or if the Offer is extended, prior to any later Expiration Date). The Partnership reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Interests tendered for purchase will be their net asset value as of December 31, 2006 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires, such time and date being the Valuation Date, payable as set out in Section 7. The determination of the net asset value of Interests as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Partnership’s financial statements.

4. AMOUNT OF TENDER.

Subject to the limitations set out below, Limited Partners may tender their entire Interest, or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $25,000,000 after the purchase of Interests ($250,000 in the case of any Limited Partner who was admitted to the Partnership prior to March 1, 2005). If a Limited Partner tenders an amount that would cause the Limited Partner’s capital account balance to fall below the required minimum, the Partnership reserves the right to reduce the amount to be purchased from such Limited Partner so that the required minimum balance is maintained or to purchase the Limited Partner’s entire Interest in the Partnership. The Offer is being made to all Limited Partners of the Partnership and is not conditioned on any minimum amount of Interests being tendered.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 25% of the Partnership’s net assets (or such greater amount as the Partnership may elect to purchase pursuant to the Offer), the Partnership will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Partnership elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Interests in excess of 25% of the Partnership’s net assets are duly tendered to the Partnership prior to the Notice Date and not withdrawn prior to the Expiration Date pursuant to Section 6 below, the Partnership will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Date and not withdrawn prior to the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5. PROCEDURE FOR TENDERS.

Limited Partners wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by November 16, 2006 (or if the Offer is extended, by any later Notice Date) a completed and executed Letter of Transmittal to Morgan Stanley AIP, to the attention of Robin Coroniti, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to Morgan Stanley AIP, also to the attention of Robin Coroniti, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by Morgan Stanley AIP, either by mail or by fax, no later than 12:00 midnight, New York time, on November 16, 2006 (or if the Offer is extended, no later than any later Notice Date).

The Partnership recommends that all documents be submitted to Morgan Stanley AIP via certified mail, return receipt requested, or by facsimile transmission. A Limited Partner choosing to fax a Letter of Transmittal to Morgan Stanley AIP must also send or deliver the original completed and executed Letter of Transmittal to Morgan Stanley AIP promptly thereafter. Limited Partners wishing to confirm receipt of a Letter of Transmittal may contact Morgan Stanley AIP at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Limited Partner tendering an Interest, including, but not limited to, the failure of Morgan Stanley AIP to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Partnership, in its sole discretion, and such determination will be final and binding. The Partnership reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Partnership, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Limited Partner, and the Partnership’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Partnership will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Partnership, the General Partner, the Adviser or the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6. WITHDRAWAL RIGHTS.

The Private Placement Memorandum provides that a tender of Interests may be withdrawn by a Limited Partner at any time before 12:00 midnight, New York time, Thursday, November 30, 2006 (or if the Offer is extended, before any later Expiration Date). Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Partnership has not yet accepted a Limited Partner’s tender of an Interest (or portion of an Interest) on or prior to December 12, 2006 (i.e., the date 40 business days from the commencement of the Offer), a Limited Partner will also have the right to withdraw its tender of its Interest after such date. To be effective, any notice of withdrawal must be timely received by Morgan Stanley AIP at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Partnership, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7. PURCHASES AND PAYMENT.

For purposes of the Offer, the Partnership will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Limited Partner of its election to purchase such Interest. As stated in Section 3 above, the amount offered for the Interests tendered by Limited Partners will be the net asset value thereof as of December 31, 2006, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month following the month in which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Limited Partners required to be made by the Partnership Agreement have been made. The Partnership will not pay interest on the purchase amount.

For Limited Partners that tender their Interest or a portion thereof that is accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note. The Note will entitle the Limited Partner to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Partnership, determined as of the Valuation Date, which is expected to be December 31, 2006. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Partnership has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Partnership has received at least 90% of the aggregate amount withdrawn by the Partnership from such investment funds. The Note will also entitle a Limited Partner to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted for purchase by the Partnership, determined as of the Valuation Date and based on the audited financial statements of the Partnership for its fiscal year ending December 31, 2006, over (b) the Initial Payment. The Post-Audit Payment will be payable (in the manner set out below) promptly after completion of the audit of the financial statements of the Partnership for its fiscal year or the determination by the General Partner of any relevant withholding tax amounts for the year, whichever is later. It is anticipated that the audit of the Partnership’s financial statements will be completed no later than 60 days after December 31, 2006.

The Note pursuant to which a tendering Limited Partner will receive the Initial Payment and Post-Audit Payment (together, the “Cash Payment”) will be mailed directly to the tendering Limited Partner. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Limited Partner to an account designated by the Limited Partner in the Letter of Transmittal.

The Partnership will make payment for Interests it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) withdrawals of capital from the investment funds in which the Partnership invests; (c) the proceeds of the sale of securities and portfolio assets held by the Partnership; and/or (d) possibly borrowings. Upon its acceptance of tendered Interests for purchase, the Partnership will segregate with its custodian and maintain daily on its books a segregated account consisting of cash, liquid securities or interests in the investment funds that the Partnership has requested be withdrawn (or any combination of them) equal to the value of the unpaid amount estimated to be paid under the Note, as described above. None of the Partnership, the Board of Directors, the General Partner nor the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Interests, subject to compliance with applicable law, through borrowings. If the Partnership funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and if the Partnership were to fail to repay any such amounts, the lender would be entitled to satisfy the Partnership’s obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Partnership by existing and/or new Limited Partners, withdrawal of capital from the investment funds in which it invests or the proceeds of the sale of securities held by the Partnership.

8. CERTAIN CONDITIONS OF THE OFFER.

The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Limited Partners of such extension. In the event that the Partnership so elects to extend the tender period, for the purpose of determining the purchase amount for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the last business day of the month following the month in which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Limited Partners.

The Partnership may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Partnership would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Partnership’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Partnership, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Partnership, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Partnership has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Partnership (the Partnership acknowledges the military actions involving the United States in Iraq and Afghanistan and has determined, as of the date hereof, that such actions are not material to the Partnership), (vi) material decrease in the net asset value of the Partnership from the net asset value of the Partnership as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Partnership or its Limited Partners if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Partnership to purchase Interests pursuant to the Offer.

9. CERTAIN INFORMATION ABOUT THE PARTNERSHIP.

The Partnership is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware limited partnership on November 6, 2001. Subscriptions for Interests of the Partnership were first accepted for investment as of July 1, 2002. The principal office of the Partnership is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership Agreement.

None of the Partnership, the General Partner, the Adviser and the Board of Directors has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Partnership’s intention to accept subscriptions for Interests on the first business day of each calendar quarter and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (4) any change in the present Board of Directors or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Partnership (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Interests pursuant to the Offer or in connection with the ordinary portfolio transactions of the Partnership); (6) any other material change in the Partnership’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Partnership.

Other than the acceptance of subscriptions for Interests as of September 1, 2006 and October 1, 2006, there have been no transactions involving Interests that were effected during the past 60 days by the Partnership, the General Partner, the Adviser, any Director or any person controlling the Partnership, the General Partner or the Adviser.

10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from Limited Partners pursuant to the Offer. Limited Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

In general, a Limited Partner from which an Interest is purchased by the Partnership will be treated as receiving a distribution from the Partnership. Such Limited Partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Limited Partner exceeds such Limited Partner’s then adjusted tax basis in such Limited Partner’s Interest. A Limited Partner’s basis in such Limited Partner’s Interest will be reduced (but not below zero) by the amount of consideration received by the Limited Partner from the Partnership in connection with the purchase of such Interest. A Limited Partner’s basis in such Limited Partner’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Limited Partner for periods prior to the purchase of such Interest. Cash distributed to a Limited Partner in excess of the adjusted tax basis of such Limited Partner’s Interest is taxable as capital gain or ordinary income, depending on the circumstances. If the Partnership purchases a Limited Partner’s entire Interest, the Limited Partner may recognize a loss, but only to the extent that the amount of consideration received from the Partnership is less than the Limited Partner’s then adjusted tax basis in such Limited Partner’s Interest.

11. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Limited Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Partnership is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Partnership reserves the right to exclude Limited Partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Partnership believes such exclusion is permissible under applicable laws and regulations, provided the Partnership makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the unaudited financial statements of the Partnership for the six month period from January 1, 2006 to June 30, 2006, which the Partnership has prepared and furnished to Limited Partners and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on September 8, 2006, and which are incorporated herein by reference in their entirety.

The Partnership has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting Morgan Stanley AIP at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 100 Fifth Street, N.E., Washington, DC 20549.